EXHIBIT 8.1

LIST OF SUBSIDIARIES OF GOL LINHAS AÉREAS INTELIGENTES S.A.

Name	Jurisdiction of Incorporation
Gol Linhas Aéreas S.A.	Brazil
Smiles Fidelidade S.A.	Brazil
Smiles Viagens e Turismo S.A.	Brazil
Smiles Fidelidade S.A.	Argentina
Smiles Viajes y Turismo S.A.	Argentina
Gol Finance, Inc.	Cayman Islands
GAC Inc.	Cayman Islands
Gol Finance (previously named Gol LuxCo S.A.)	Grand Duchy of Luxembourg